

September 9, 2013

Via E-mail
Mr. Samuel Shen
Chief Financial Officer
China HGS Real Estate Inc.
6 Xinghan Road, 19th Floor, Hanzhong City
Shaanxi Province, PRC 723000

> **Re: China HGS Real Estate Inc.**
> **Form 10-K/A**
> **Filed December 28, 2012**
> **File No. 001-34864**

Dear Mr. Shen:

We have reviewed your response letter dated August 30, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Note 2. Summary of Significant Accounting Policies, page 47

Real estate property development completed and under development, page 50

1.   We note your response to comment 2 and proposed revisions. In future filings please also include disclosure of how you define the "normal operating cycle" for your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant

cc: Vivien Bai (via E-mail)